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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Capco Energy, Inc.

 (Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

[ 13916P100 ]

 (CUSIP Number)

J. Michael Myers

4800 Sugar Grove Blvd.

Suite 601

Stafford, Texas 77477

281-565-7515

________________________________________

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2003

 (Date of Event which Requires Filing of this Statement)

CUSIP No. 13916P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
J. Michael Myers.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization : Texas..

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power .: 3,000,000.

	8.	Shared Voting Power ......................................................................................................

	9.	Sole Dispositive Power..: 3,000,000.

	10.	Shared Dispositive Power ...............................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person :3,000,000..

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) . 13.5%.

14.	Type of Reporting Person (See Instructions) : IN

Item	1. Security and Issuer

          This statement relates to the common stock, $.001 par value (the common stock) of Capco Energy, Inc., a Colorado corporation (the “Issuer”).  The address of the principal offices of the Issuer is 12241 Newport Ave., Suite 221, Santa Ana, California 92705.

Item	2. Identity and Background

       The reporting person filing this statement is J. Michael Myers (“Myers”), who is an individual residing at 4800 Sugar Grove Blvd., Suite 601, Stafford, Texas 77477.  Myers’ principal business is the acquisition and development of oil and gas properties, and he recently became a director and employee of the Issuer.  Myers has not, during the last five years been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item	3. Source and Amount of Funds or Other Consideration

       Pursuant to that certain Stock Exchange Agreement dated as of November 30, 2003 by and between Issuer and Myers (the “Exchange Agreement”), the Issuer issued to Myers 1,000,000 shares of common stock and granted Myers the Stock Option (as defined herein) in exchange for shares of common stock of Capco Offshore, Inc., (formerly Permico Corporation) owned by Myers.  In accordance with the Exchange Agreement, the Issuer and Myers entered into that certain Stock Option Agreement dated as of November 30, 2003, (the “Option Agreement”), whereby the Issuer granted to Myers a stock option to purchase up to 2,000,000 shares of common stock, (the “Stock Option”).  The Stock Option is immediately exercisable, and the purchase price for the shares covered by the Stock Option is $.50 per share for 1,000,000 shares and $1.00 per share for 1,000,000 shares.  The number of shares covered by the Stock Option is subject to adjustment upon changes and capitalization of the Issuer.  Copies of the Exchange Agreement and the Option Agreement are attached as exhibits hereto.

Item	4. Purpose of Transaction
The purpose of the acquisition by Myers of beneficial ownership of the shares described in item 3 was to serve as part of the consideration given by the Issuer to Myers under the Exchange Agreement.
Item	5. Interest in Securities of the Issuer
(a)

Myers beneficially owns 3,000,000 shares of Common Stock (1,000,000 owned directly, and 2,000,000 beneficially owned under the Stock Option) constituting approximately 13.5% of the total issued and outstanding shares of Common Stock, calculated in accordance with rule 13d-3.;

(b) Myers has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all of the shares of Common Stock which he beneficially owns as described above;
(c)

Other than the acquisition of the shares of Common Stock under the Exchange Agreement and receipt of the Grant of the Stock Option, Myers has not effected any transactions with respect to the Common Stock for a period of sixty days prior to the date of this Schedule 13D.

(d) None.
(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Myers has certain registration rights with respect to the shares of Common Stock which it may acquire through exercise of the Stock Option, pursuant to the Option Agreement.

Item	7. Material to Be Filed as Exhibits
7.1 Stock Exchange Agreement between Capco Energy, Inc., and J. Michael Myers dated as of November 30, 2003. 7.2 First Amendment to the Stock Exchange Agreement, dated as of December 1, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date March 24, 2004

Signature /s/ Jeffrey Michael Myers
Jeffrey Michael Myers

Name/Title

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 7.1

STOCK EXCHANGE AGREEMENT

by and between

CAPCO ENERGY, INC.

&

J. Michael Myers

EFFECTIVE AS OF

30 November 2003

 STOCK PURCHASE AGREEMENT

THIS STOCK EXCHANGE AGREEMENT (the "Agreement") is made and entered into effective as of 30 November 2003, by and between Capco Energy, Inc., a Colorado corporation ("Capco Energy"), and J. Michael Myers ("Myers").

WHEREAS, Capco Energy desires to issue and exchange with Myers and Myers desires to exchange and acquire from Capco Energy the Common Shares (as hereinafter defined) on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

EXCHANGE OF COMMON SHARES

1.01 Exchange of Common Shares:     Subject to the terms and conditions hereof, Myers shall acquire from Capco Energy and Capco Energy shall issue to Myers One Million (1,000,000) shares of Capco Energy's common stock, and a stock option as evidenced by the “Stock Option Agreement” attached hereto as Exhibit “A”, and made a part hereof for all purposes, (the "Capco Energy Shares"), on the effective date hereof in exchange for Five Thousand (5,000) common shares of Capco Offshore, Inc. stock, which represent all of the issued and outstanding capital stock of Capco Offshore, Inc., (formerly Permico Corporation).

1.02 Payment and Delivery:     Upon the execution and delivery of this Agreement by Capco Energy and Myers, or as soon thereafter as practically possible, Capco Energy will deliver to Myers individual certificates representing the Capco Energy Shares, registered in the name of Myers and Myers shall deliver to Capco Energy the Capco Offshore, Inc., Shares.

1.03 Internal Revenue Code Section 368:      It is the intent of the parties hereto that the exchange described herein shall qualify as a tax free exchange pursuant to IRC ss.368(a)(1)(B).

1.04 Closing and Closing Date:

      The closing of the transactions contemplated by this Agreement ("Closing") shall take place at 5:00 p.m., local time, on 30 November 2003 ("Closing Date") at such time, place and date as shall be mutually agreed on by Capco Energy and Myers and shall be effective as of 30 November 2003.

ARTICLE II

REPRESENTATIONS OF CAPCO ENERGY

Capco Energy represents and warrants as follows:

2.01 Authorization:     It has the full capacity, power and authority to execute, deliver and perform its obligations under this Agreement and it has taken all necessary corporate action to authorize the execution, delivery and performance of its obligations hereunder and to consummate the transactions contemplated hereby.

2.02 Binding Obligations:      This Agreement, when executed and delivered by the parties, will be its legally valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity.

2.03 No Conflict:      The execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby does not and will not: (i) violate any provisions of law applicable to it; (ii) result in or require the creation or imposition of any lien upon any of its properties or assets.

ARTICLE III

REPRESENTATIONS OF MYERS

Myers individually represents and warrants as follows:

3.01 Authorization:     He has the full legal capacity, power and authority to execute, deliver and perform his obligations under this Agreement.  Seller is the lawful record owner of the Shares, and the same are and shall be delivered to Capco Energy free and clear of all pledges, security interests, options, liens, encumbrances and claims or rights of every kind therein or thereto, and the delivery of such Shares to Buyer pursuant to the provisions of this Agreement will transfer lawful, valid, marketable title thereto.

3.02 Binding Obligation:     This Agreement, when executed and delivered by the parties, will be his legally valid and binding obligation, enforceable against him in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity.

3.03 No Conflict:     The execution, delivery and performance by him of this Agreement and the consummation of the transactions contemplated hereby does not and will not: (i) violate any provisions of law applicable to him; (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any of his contractual obligations; (iii) result in or require the creation or imposition of any lien upon any of his property or assets; or (iv) require any approval or consent of any Person.

3.04 Investment Intent:     He is acquiring the Capco Energy Shares for his own account for investment purposes only and he is able to bear the economic risk of ownership of the Capco Energy Shares for a period of time and has no present or foreseeable need to dispose of any portion of his investment in Capco Energy and is aware that he will be unable to readily liquidate his investment in Capco Energy for a period of one year.

ARTICLE IV

AFFIRMATIVE COVENANTS OF CAPCO ENERGY

From and after the date hereof, so long as any of the Capco Energy Shares remain outstanding, Capco Energy shall perform and comply with, and shall cause each of its Subsidiaries to perform and comply with, all covenants in this Article IV applicable to such Person as follows:

4.01 Financial Statements and Other Reports:     Capco Energy will maintain, and cause each of its subsidiaries to maintain, a system of accounting established and administered in accordance with sound business practices to permit preparation of financial statements in conformity with GAAP.  Capco Energy will deliver to each holder of the Capco Energy Shares, with reasonable promptness, such business or financial information and data with respect to Capco Energy or any subsidiary as from time to time may be reasonably requested by any holder of the Capco Energy Shares.

4.02 Inspection:     Capco Energy shall permit any authorized representative(s) designated by any holder of the Capco Energy Shares to visit and inspect any of the properties of Capco Energy or any of its subsidiaries, including its and their financial and accounting records, and to make copies and take extracts therefrom, and to discuss its and their affairs, finances and business with its and their officers and independent certified public accountants, at such reasonable times during normal business hours and as often as may be reasonably requested.

ARTICLE V

5.01 Expenses:     Capco Energy shall pay its costs, fees and expenses incurred by it in connection with the negotiation, review, documentation, preparation and closing of this Agreement. Myers shall pay all costs, fees and expenses incurred by him in connection with the negotiation, review, documentation, preparation and closing of this Agreement.

5.02 Indemnity:     Myers agrees to indemnify and hold Capco Energy harmless from and against any and all liabilities, losses, damages, costs and expenses (including reasonable attorney fees), incurred or sustained by Capco Energy arising out of, amongst other things, any actions, claims, demands, breaches or violations brought by third parties against Capco Offshore, Inc., which occurred prior to the date first set forth above, but which were made subsequent to the date hereof.

5.03 Survival:     All representations, warranties, agreements and covenants contained herein shall survive the execution and delivery of this Agreement, and the purchase of the Capco Energy Shares contemplated hereby and any disposition thereof, notwithstanding any investigation made at any time by any of the parties hereto.

5.04 Remedies:     Each holder of any of the Capco Energy Shares will be entitled to enforce its rights under this Agreement specifically and to exercise all other rights existing in its favor. Money damages may not be an adequate remedy for any breach of the provisions of this Agreement and, accordingly, the parties may apply to any court of law or equity of competent jurisdiction (as contemplated by Section 5.06) for specific performance and/or injunctive relief in order to enforce or prevent any violation of the provisions of this Agreement.

5.05 Notices:

     Any notice, request, claim, demand or other communication to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally or mailed by certified or registered mail, return receipt requested, and postage prepaid, to the recipient. Such notices, demands and other communication will be sent as follows:

(i) To Capco Energy:

Capco Energy, Inc.

12241 Newport Ave.

Suite 221

Santa Ana, California  92705

Attention:  Mr. Ilyas Chaudhary

(ii) If to Myers,

J. Michael Myers

4800 Sugar Grove Blvd.

Suite 601

Stafford, Texas 77477.

5.06 Consent to Jurisdiction:     Capco Energy and Myers hereby consent to the jurisdiction of any state or federal court located within the state of Texas and irrevocably agree that all actions or proceedings relating to this agreement shall be litigated in such courts. Capco Energy and Myers waive any objection which it or they may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court and waive personal service of any and all process upon it and them and consent that all such service of process be made by mail or messenger directed to it or them at the addresses set forth in section 5.05 and that service so made shall be deemed to be completed upon the earlier of actual receipt or three (3) days after the same shall have been posted to the party's address set forth in section 5.05. Nothing contained in this section 5.06 shall affect the right of any party to serve legal process in any other manner permitted by law.

5.07 Successors and Assigns:     Except as otherwise provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and assigns.

5.08 Amendments and Waivers:     Except as otherwise provided herein, any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by Capco Energy and the holders of a majority of the then outstanding Capco Energy Shares. Except as otherwise provided in this Agreement, any failure of either of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

5.09 Entire Agreement:     This Agreement shall constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all other understandings, oral or written, with respect to the subject matter hereof.

5.10 Governing law:     This agreement shall be governed by and construed in accordance with the internal laws of the state of Texas. Without regard to conflicts of laws principles.

5.11 Severability:     Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable under any applicable law in any jurisdiction, such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability in such jurisdiction, without invalidating the remainder of this Agreement in such jurisdiction or any provision hereof in any other jurisdiction.

5.12 Headings:     The Section and Subsection headings of the Articles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

5.13 Counterparts, Effectiveness:     This Agreement and any amendments, waivers, consents or supplements may be executed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto.

5.14 Rights and Remedies Cumulative:     Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any other rights or remedies provided by law or otherwise.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the effective date first above written.

CAPCO ENERGY, INC.

J. Michael Myers

/s/ Ilyas Chaudhary

/s/ J. Michael Myers

Ilyas Chaudhary

President and Chief Executive Officer

JURAT

Subscribed and sworn to before me on the ________ day of __________________________________, 2003.

____________________________________________________

Notary Public, State of

____________________________________________________

Printed Name:

____________________________________________________

Commission Expires:

____________________________________________________

Exhibit “A” to that certain Stock Exchange Agreement dated effective 30 November 2003 by and between Capco Energy, Inc., and J. Michael Myers:

STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT, dated effective 30 November 2003, by and between Capco Energy, Inc., a Colorado corporation (the "Company"), and J. Michael Myers (the "Purchaser").

WHEREAS, as a condition to its willingness to enter into the Stock Exchange Agreement dated effective 30 November 2003 between the Company and the Purchaser, Purchaser has required that the Company agree, and the Company has agreed, to grant the Purchaser the option as set forth herein to purchase up to 2,000,000 shares of the common stock, of the Company (the "Common Stock").

NOW, THEREFORE, to induce Purchaser to enter into the Stock Exchange Agreement, and in consideration of Purchaser doing so and of the mutual covenants and agreements set forth herein, the parties agree as follows:

1. Grant of Option.  The Company hereby grants to the Purchaser an irrevocable option (the "Stock Option") to purchase 1,000,000 shares of Common Stock ("Option Shares") at a price per share of fifty cents $0.50 ("Option Price") payable in cash, and to purchase 1,000,000 shares of Common Stock ("Option Shares") at a price per share of one-dollar $1.00 ("Option Price") payable in cash.

2. Exercise of the Stock Option.  (a) The Stock Option may be exercised, in whole or in part, at any time and from time to time for a period ending December 31, 2008.

(b) If the Purchaser wishes to exercise the Stock Option for all or some of the Option Shares, the Purchaser shall send a written notice (the "Notice") to the Company specifying the number of Option Shares it will purchase pursuant to such exercise and the place and date not less than three (3) nor more than twenty (20) days from the date of the Notice for the closing of such purchase.

3. Closing.  (a) At any closings on the dates specified under Section 2 hereof, (i) the Purchaser will make payment to the Company of the aggregate price for the Option Shares being purchased upon exercise of the Stock Option by wire transfer in immediately available funds and (ii) the Company will deliver to the Purchaser a certificate or certificates representing the number of shares of Common Stock so purchased in the denominations designated by the Purchaser and receipt evidencing payment of any requisite stock transfer taxes.  At any such closing, the Company shall deliver a certificate to the Purchaser certifying that the representations and warranties made in Section 6 herein are true and correct as of the date of such closing, and the Purchaser shall deliver a letter to the Company agreeing that the Purchaser will not offer to sell, or otherwise dispose of, any Option Shares in violation of the Securities Act of 1933, as amended (the "1933 Act"), and applicable state securities laws.

(b) The closing shall take place at the location set forth in the Notice delivered in accordance with Section 2 hereof.

4. Covenants.  (a) Upon the request of the Purchaser, the Company agrees to file, as promptly as practicable, a registration statement and use its best efforts to cause such registration statement to become effective, as expeditiously as possible, under the 1933 Act and any applicable state securities laws with respect to any proposed disposition by the Purchaser of the Option Shares, or any portion thereof, unless, in the written opinion of counsel to the Company, addressed to the Purchaser, registration is not required for the proposed disposition of such Option Shares.  The Company agrees further to cause such registration statement to remain effective for a reasonable period of time required for the disposition by the Purchaser of the Option Shares in a public offering thereof (provided, that the effectiveness of the registration statement may be delayed or suspended for a reasonable period of time, but not in excess of 60 days, to permit the Company to consummate (i) an offering of securities, or (ii) extraordinary transactions that it would otherwise be precluded from completing due to the obligations of the

Company under this Section 4(a)), to prepare and file such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the 1933 Act with respect to the sale or other disposition of all securities covered by such registration statement, and to enter into customary agreements for a secondary offering of shares (including an underwriting agreement for a secondary offering of shares in customary form containing customary indemnification provisions). The registration effected under this paragraph 4(a) shall be effected at the Company's expense.

(b) Upon the request of the Purchaser, the Company agrees that it will promptly file applications to list any Option Shares, whether issued or unissued, on the relevant exchange and will use its best efforts to obtain approval of such listing.

(c) Upon the request of Purchaser prior to Purchaser's exercise of the Stock Option, the Company shall use its reasonable best efforts to file as soon as practicable notifications under the HSR Act with respect to Purchaser's exercise of the Stock Option and to respond as promptly as practicable to any inquiries received from the Federal Trade Commission and the Antirust Division of the Department of Justice for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other Governmental Entity (as defined in the Merger Agreement) in connection with antitrust matters. Each of the Company and Purchaser shall further take all reasonable actions necessary to file any other forms or notifications which may be required by any foreign Governmental Entity and to obtain any approvals which may be required in connection therewith.

(d) In furtherance and not in limitation of the foregoing, each of Purchaser and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or Governmental Entity or any multinational authority ("Antitrust Laws"); provided, however, that nothing in this Agreement shall require, or be construed to require, Purchaser or the Company or any of their respective affiliates to proffer to, or agree to, sell or hold separate and agree to sell, before or after the exercise of the Stock Option, any material assets, business, or interest in any assets or businesses of Purchaser, the Company or any of their respective affiliates (or to consent to any sale, or agreement to sell, by the Company of any of its material assets or businesses) or to agree to any material changes or restrictions in the operations of any such assets or businesses.

(e) Any party hereto shall promptly inform the other of any material communication from the United States Federal Trade Commission, the Department of Justice or any other domestic or foreign government or Governmental Entity or multinational authority regarding any of the transactions contemplated by this Agreement. If any party or any affiliate thereof receives a request for additional information or documentary material from any such government or authority with respect to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Purchaser will advise the Company promptly in respect of any understandings, undertakings or agreements (oral or written) which Purchaser proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other domestic or foreign government or Governmental Entity or multinational authority in connection with the transactions contemplated by this Agreement.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

(a) The Company is a corporation duly organized and validly existing in good standing under the laws of Colorado. The Company has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement and all the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by a duly authorized officer of the Company, and constitutes a legal, valid and binding agreement of the Company, and assuming this Agreement is a legal, valid and binding obligation of the Purchaser, this Agreement is enforceable against it in accordance with its terms.

(b) Except for compliance with the requirements of the HSR Act, no consent of any court or governmental authority, national securities exchange automated securities quotation system or other person is necessary for the execution, delivery and performance of this Agreement by the Company.

(c) The Company has taken all necessary corporate action to authorize and reserve for issuance upon exercise of the Stock Option 2,000,000 authorized but unissued Common Shares. The Option Shares have been duly authorized and, when issued and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.  Upon delivery of the Option Shares to the Purchaser upon the exercise of the Option granted under this Agreement, the Purchaser will receive good and marketable title to the Option Shares, free and clear of any pledge, lien, security interest, charge, preemptive right, claim, equity or encumbrance of any kind.

(d) The execution and delivery of this Agreement does not, and the performance of this Agreement will not, (i) violate the certificate of incorporation or by-laws of the Company, or (ii) conflict with or result in a breach of any terms or provisions of, or constitute a default or give rise to a right of acceleration under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company under any indenture, mortgage, loan agreement or other agreement or instrument to which the Company is a party or by which any of its property is bound or any existing applicable law, rule, regulation, judgment, order or decree of any governmental instrumentality, court or national securities exchange having jurisdiction over the Company or any of its property.

6. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company that he has all requisite power and authority to enter into and perform all of his obligations under this Agreement; the execution, delivery and performance of this Agreement, and all transactions contemplated hereby.

7. Representations and Warranties to Survive Delivery. All representations and warranties contained in this Agreement, or contained in certificates of officers of the Company submitted pursuant to this Agreement, shall survive delivery of and payment for the Option Shares for a period expiring on the earlier of (a) the first anniversary of the date of delivery and payment for the Option Shares and (b) the date upon which Purchaser shall have sold or otherwise disposed of all of the Option Shares (other than to a direct or indirect majority-owned subsidiary of Purchaser).

8. Adjustment Upon Changes in Capitalization. In the event of any change in the Common Shares by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the number of Option Shares shall be adjusted appropriately and proportionally.

9. No Assignment. Neither the rights nor the obligations of the Company may be transferred or assigned without the written consent of the Purchaser.  The Purchaser may assign its rights and obligations.

10. Specific Performance. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement and that the obligations of the parties hereto shall be specifically enforceable.

11. Entire Agreement. This Agreement and the Stock Exchange Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

12. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13. Further Assurances. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

14. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by overnight courier or facsimile to the respective parties as follows:

      If to Purchaser:

J. Michael Myers

4800 Sugar Grove Blvd.

Suite 601

Stafford, Texas 77477

1-1-1

Phone

800-656-4356

Fax

      with a copy to:

Mr. Mike Curry

Cotton Bledsoe Tighe, & Dawson

500 West Illinois

Suite 300

Midland, Texas  79701-4337

      If to the Company:

Mr. Ilyas Chaudhary

Capco Energy, Inc.

12241 Newport Ave.

Suite 221

Santa Ana, California  92705

714) 634-6876

Phone

714) 634-6615

Fax

or to such other address as the person to whom notice is given may have previously furnished to the other in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

15. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

16. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

17. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

18. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

19. Expenses. Except as otherwise provided, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the effective date first above written.

Capco Energy, Inc.

____________________________________

Ilyas Chaudhary,

President and Chairman of the Board

J. Michael Myers

____________________________________

JURAT

Subscribed and sworn to before me on the ________ day of __________________________________, 2003.

____________________________________________________

Notary Public, State of

____________________________________________________

Printed Name:

____________________________________________________

Commission Expires:

____________________________________________________

Exhibit 7.2

FIRST AMENDMENT TO

STOCK EXCHANGE AGREEMENT

This First Amendment to Stock Exchange Agreement (this "Amendment") is made and entered into as of December 1, 2003, by and between Capco Energy, Inc. ("Capco Energy") and J. Michael Myers ("Myers"), with reference to the following facts:

Capco Energy and Myers entered into that certain Stock Exchange Agreement dated as of November 30, 2003 (the "Exchange Agreement"), whereby Capco Energy issued to Myers 1,000,000 shares of common stock of Capco Energy in exchange for 5,000 shares of common stock of Capco Offshore, Inc. owned by Myers.

Capco Energy and Myers each acknowledge and agree that the Exchange Agreement failed to include certain provisions which the parties intended to be included therein, and they have agreed to amend the Exchange Agreement as provided herein to correct those omissions.

NOW, THEREFORE, FOR AND IN CONSIDERATION and the mutual promises, covenants and agreements set forth herein and in the Exchange Agreement, the parties hereto agree as follows:

Defined Terms.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Exchange Agreement.

Amendment of Section 5.02.  Section 5.02 of the Exchange Agreement is hereby deleted in its entirety and replaced by the following:

5.02.  Indemnity:  Myers agrees to indemnify and hold Capco Energy harmless from and against any and all liabilities, losses, damages, costs and expenses (including reasonable attorney's fees) incurred or sustained by Capco Energy arising out of any actions, claims or demands related to Capco Offshore, Inc. based upon matters occurring prior to November 30, 2003, but which are made or asserted subsequent to such date.

Capco Energy agrees to indemnify and hold Myers harmless from and against any and all liabilities, losses, damages, costs and expenses (including reasonable attorney's fees) incurred or sustained by Myers arising out of any actions, claims or demands related to Capco Offshore, Inc. based upon matters occurring on or after November 30, 2003.

Additional Provisions.  The Exchange Agreement is hereby amended to add the following provisions at the end of the agreement:

5.15.  Public Information:  Capco Energy shall, on a best effort basis, timely satisfy all of the reporting and filing requirements under the Securities Exchange Act of 1934, as amended, and otherwise make available adequate current public information in satisfaction of the requirements under Rule 144 under the Securities Act of 1933, as amended (the "1933 Act").

5.16.  Registration Rights:  (a) Upon the request of Myers, Capco Energy agrees to file, as promptly as practicable, a registration statement and use its best efforts to cause such registration statement to become effective, as expeditiously as possible, under the 1933 Act and any applicable state securities laws with respect to any proposed disposition by Myers of his Capco Energy Shares, or any portion thereof, unless, in the written opinion of counsel to Capco Energy, addressed to Myers, registration is not required for the proposed disposition of such shares.  Capco Energy agrees further to cause such registration statement to remain effective for a reasonable period of time required for the disposition by Myers of the shares in a public sale thereof (provided, that the effectiveness of the registration statement may be delayed or suspended for a reasonable period of time, but not in excess of 60 days, to permit Capco Energy to consummate (i) an offering of securities, or (ii) extraordinary transactions that it would otherwise be precluded from completing due to the obligations of Capco Energy under this Section 5.16), to prepare and file such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the 1933 Act with respect to the sale or other disposition of all securities covered by such registration statement, and to enter into customary agreements for a secondary offering of shares (including an underwriting agreement for a secondary offering of shares in customary form containing customary indemnification provisions).  The registration effected under this Section 5.16 shall be effected at Capco Energy's expense.

(b)

Upon the request of Myers, Capco Energy agrees that it will promptly file applications to list any Capco Energy Shares owned or acquired by Myers on the relevant exchange and will use its best efforts to obtain approval of such listing.

(c)

No such registration statement or amendment thereto shall be filed under this Section 5.16 by Capco Energy until Myers and his counsel shall have had a reasonable opportunity of not less than ten (10) days to review the same and to approve or disapprove any portion of such registration statement describing or referring to Myers.

(d)

Capco Energy shall furnish to Myers such number of copies of any such registration statement and of each such amendment and supplement thereto and such number of copies of the prospectus included in such registration statement as reasonably requested by Myers.

(e)

The only representations and warranties Myers shall be required to make in connection with any underwriting or registration shall be with respect to Myers' ownership of the Capco Energy Shares to be sold by him and his ability to convey title thereto free and clear of all liens, encumbrances or adverse claims and Myers shall not be required to make any indemnity in connection therewith.

(f)

At least ninety (90) days prior to filing any registration statement covering its securities, Capco Energy shall notify Myers in writing of Capco Energy's intent to do so, and Myers shall have the right to exercise his registration rights under this Section 5.16 and participate in such registration; provided, however, that if the offering is underwritten and the managing underwriter shall certify in writing that inclusion of all or any of Myers' shares would, in such managing underwriter's opinion, materially interfere with the proposed distribution and marketing of the securities with respect to which the registration was originally to be effected (such writing to state the basis of such opinion and the maximum number of shares which may be distributed without such interference), then Capco Energy may, upon written notice to Myers, have the right to exclude from such registration such number of Myers' shares which it would otherwise be required to register hereunder as is necessary to reduce the total amount of securities to be so registered to the maximum amount set by the managing underwriter; and provided, further that if such registration includes shares being offered by other selling shareholders, any reduction in the number of securities to be included in the registration as recommended by the managing underwriter shall be shared pro rata among Myers and such other selling shareholders based upon the number of shares sought to be registered by each such selling shareholder (including Myers) as compared to the total number of shares sought to be registered by all selling shareholders (including Myers).

5.17.  Board Representation:  Upon execution and delivery of this Agreement, Capco Energy agrees to and shall, by action of its Board of Directors, elect and appoint Myers or such other person as may be designated by Myers (the "Myers Board Representative") as a director of Capco Energy.  For so long as Myers owns shares of common stock of Capco Energy (a) Capco Energy agrees to nominate and use its best efforts to cause the shareholders of Capco Energy to re-elect or elect, as the case may be, the Myers Board Representative to the Board of Directors of Capco Energy, and (b) Ilyas Chaudhary ("Chaudhary") agrees to vote all shares of voting stock of Capco Energy owned by him in favor of the election of the Myers Board Representative and to cause his family and affiliates who own voting securities of Capco Energy (collectively, the "Chaudhary Affiliates") to also vote in favor of the election of the Myers Board Representative.

5.18.  Tag-Along Right:  In the event Chaudhary and/or the Chaudhary Affiliates, in a single or series of related transactions, desires to transfer any shares of common stock, or other securities convertible in and to shares of common stock, of Capco Energy representing in excess of 10% of the total outstanding shares of common stock of Capco Energy then outstanding, Capco Energy and Chaudhary shall send to Myers notice of such proposed sale no less than forty-five (45) days prior to the proposed sale (the "Sales Notice") and Myers shall have the right and option to transfer his shares of common stock of Capco Energy together with the shares of common stock of Capco Energy being transferred by Chaudhary and/or the Chaudhary Affiliates in the same transaction and on the same terms and conditions and for the same consideration (a "Tag-Along Sale").  Myers may execute his tag-along right under this Section 5.18 by sending written notice of such exercise to Chaudhary within thirty (30) days after receipt by Myers of the Sales Notice; provided, that a failure by Chaudhary and Capco Energy to give the Sales Notice shall not limit or adversely affect the tag-along right in favor of Myers.  In connection with any Tag-Along Sale, Myers shall not be required to make any representations or warranties to any person except as to (a) good title to Myers' shares of common stock of Capco Energy being sold in the Tag-Along Sale, and (b) the authority for and the valid and binding effect of any agreement entered into by Myers in connection with the Tag-Along Sale.  Myers shall not be required to provide any indemnities in connection with any such Tag-Along Sale.

5.19.  Preemptive Right:  For so long as Myers owns any shares of common stock of Capco Energy, Capco Energy shall not issue any shares of its common stock or grant any options or warrants to purchase or other securities convertible into shares of common stock without first providing notice of any such proposed issuance to Myers no less than forty-five (45) days prior to the date of the proposed issuance (the "Proposed Issuance Notice"); provided that failure to provide such notice will not limit or adversely affect Myers' preemptive right hereunder.  Myers shall have the right and option to purchase a percentage of the shares, options, warrants or other convertible securities being issued which is equal to the percentage of the then outstanding shares of common stock of Capco Energy owned by Myers (the "Preemptive Right Shares"), on the same terms and conditions as the proposed issuance described in the Proposed Issuance Notice; provided, however, that in the event the proposed issuance by Capco Energy is for consideration other than cash, Myers shall have the right to substitute cash payment in place of such non-cash consideration in an amount equal to the value of such non-cash consideration as determined by a valuation acceptable to Myers.  Myers may exercise such right and option by providing written notice to Capco Energy within thirty (30) days of Myers' receipt of the Proposed Issuance Notice, and upon such exercise Capco Energy shall sell the Preemptive Right Shares to Myers.  Myers' acquisition pursuant to an exercise of his preemptive right in accordance with this Section 5.19 shall close simultaneously with the issuance of the shares or other securities referred to in the Proposed Issuance Notice.  Notwithstanding the foregoing, Capco Energy may issue shares of its common stock in each of the following instances without first offering such shares to Myers pursuant to this Section 5.19:  (a) pursuant to employee benefit plans or as employee incentives reasonably necessary for attracting and retaining key employees, and (b) as consideration paid by Capco Energy in an acquisition of assets or stock of another company by Capco Energy.

5.20.  Assistance with Reporting Requirements:  Capco Energy agrees to and shall assist Myers in connection with all forms and reports which Myers will be required to file under applicable securities laws as a result of his beneficial ownership of the Capco Energy Shares which Myers is acquiring pursuant to the terms of this Agreement or has the right to acquire pursuant to the Stock Option Agreement, including without limitation, the preparation and filing of a Schedule 13D and a Form 3.

5.21.  Joinder of Chaudhary:  Chaudhary has joined in this Agreement for the limited purpose of making the agreement set forth in Sections 5.17 and 5.18 set forth above.

Ratification of Exchange Agreement as Amended.  Except as expressly modified by this Amendment, the Exchange Agreement shall remain in full force and effect without change or modification.  Capco Energy, Myers, and Chaudhary hereby ratify and confirm the Exchange Agreement, as amended by this Amendment.

Counterparts.  This Amendment may be signed in any number of counterparts so long as each party signs at least one such counterpart, and all such counterparts shall be taken together as one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

CAPCO ENERGY, INC.

By:

/s/ Ilyas Chaudhary

Ilyas Chaudhary

President and Chief Executive Officer

/s/ J. Michael Myers

J. Michael Myers

ACCEPTED AND AGREED to the

extent and for the purposes set forth

herein:

/s/ Ilyas Chaudhary

Ilyas Chaudhary